TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699

March 26, 2010

Christina Chalk, Esq.
Senior Counsel
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:           Coachmen Industries, Inc.
PRER14A filed March 22, 2010
SEC File No. 1-07160

Dear Ms. Chalk:

On behalf of Coachmen Industries, Inc. (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated March 25, 2010 (the “Comment Letter”).  Our responses are in bold text following the text of each comment.

Proxy Statement

General

1.	See comment 2 in our prior letter dated March 18, 2010. You have not marked the form of proxy as a ‘preliminary copy,” as previously requested. See Exchange Act Rule 14a-6(e)(1).

The Company has added the words “Preliminary Copy” in boldface on both the cover page of the revised proxy statement and on the form of proxy.

Notice of Other Possible Nominees, page 5

2.
Explain why you believe the GAMCO nomination of three individuals to the Company’s Board were deficient. Be specific about what information you believe to be missing and about any other defects you allege.

The Company has added under this heading specific discussion of the sections of its bylaws requiring advance notice of nominations for director, the information required to be provided in a notice of nomination and the required information missing from the notices received from GAMCO.

3.
Refer to our last comment above. In your response letter, explain why you believe such alleged deficiencies in the nominations allow you to disavow votes for the GAMCO nominees if GAMCO proceeds with its own proxy solicitation in support of those nominees. Please be specific in your response, citing appropriate provisions in the company’s governing instruments and state law, as appropriate. Include a more general explanation in the revised proxy statement. We may have additional comments after reviewing your analysis.

Advance notice bylaws such as Section 2.15 of the Bylaws of the Company are commonplace. The Commission has recognized this in adopting Rule 14a-5(e)(2) under the Securities Exchange Act of 1934, requiring disclosure of deadlines imposed by such provisions, where they are authorized by state law.

Advance notice provisions are designed to permit orderly meetings and provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations. Openwave Sys. Inc. v. Harbinger Capital Partners Master Fund I, Ltd., 924 A. 2d 228, 239 (Del Ch. 2007).

We are not aware of any Indiana cases dealing with advance notice bylaws, but they have been often construed and frequently upheld as valid by Delaware courts. Openwave, p.239. The Indiana Business Corporation Law (“IBCL”), at Indiana Code §23-1-21-6(b), gives the Board of Directors of an Indiana corporation power to adopt any bylaw regulating the affairs of an Indiana corporation that is not inconsistent with the IBCL of the corporation’s articles of incorporation. The advance notice bylaw set forth at Section 2.15 of the Company’s Bylaws is not inconsistent with any provision of the IBCL or the Company’s articles of incorporation. Generally, the IBCL and Indiana courts permit the Board of Directors of an Indiana corporation greater latitude in the regulation of the affairs of the corporation than does Delaware law.

We believe that rejection of a nomination not made in accordance with Section 2.15 of the Company’s Bylaws and disallowance of votes for the purported nominees is a reasonable and fair response to the deficient nominations. Otherwise, the nominating shareholder may avoid the reasonable requirements of Section 2.15 to provide advance notice of the required information. The Company would then be denied a fair opportunity to respond to the nominations in a timely fashion, and shareholders would be denied the information they need to cast an informed ballot.

* * * * * * * * * * * * * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 317-713-3468.

Very truly yours,

/s/Philip L. McCool

Philip L. McCool

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